INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
First Quarter Ended
March 31, 2011
(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182     email: atna@atna.com     www.atna.com

The accompanying unaudited interim consolidated financial statements (“financial statements”) for the first quarter ended March 31, 2011, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on May 23, 2011. These financial statements have not been audited or reviewed by the Company’s external auditors. These financial statements are subject to amendments by management after approval by the Audit Committee and Board of Directors.

INDEX TO
FINANCIAL STATEMENTS

Financial Statements

As of January 1, 2010, the Company’s date of transition, the following financial statements have been prepared by Atna Resources Ltd. (the “Company") pursuant to International Financial Reporting Standards (“IFRS”). These are the Company’s first financial statements prepared in accordance with IFRS.

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to such rules and regulations. The financial statements have been prepared in United States dollars (“USD” or “US$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual consolidated financial statements and accompanying notes included in the Company's annual consolidated financial statements for the year ended December 31, 2010.

Consolidated Balance Sheets	Page 4

Consolidated Statements of Operations	Page 5

Consolidated Statement of Changes in Shareholders’ Equity	Page 6

Consolidated Statements of Cash Flows	Pages 7-8

Notes to Interim Consolidated Financial Statements	Pages 9-39

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in United States dollars, unaudited)

		First interim reporting date	Comparative reporting date	Transition reporting date
		March 31,	December 31,	January 1,
	Notes	2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents		$6,216,300	$9,593,200	$13,060,300
Investments available-for-sale		292,000	-	267,700
Gold inventories	5	12,611,900	11,228,600	6,649,200
Prepaids and other current assets		1,379,100	1,611,800	1,067,500
Total current assets		20,499,300	22,433,600	21,044,700

Non-current assets
Property, plant, mine development and mineral interests, net	6	51,877,300	50,236,100	53,038,200
Restricted cash	7	5,061,400	5,064,500	4,076,100
Production stripping costs, net	8	5,142,500	4,493,200	467,300
Other non-current assets		22,700	22,700	455,300
Future income tax assets		956,000	956,000	956,000

Total assets		$83,559,200	$83,206,100	$80,037,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$4,845,000	$2,352,400	$1,802,200
Derivative liabilities	9	2,564,400	2,531,600	547,600
Asset retirement obligations	10	669,800	647,900	938,900
Notes payable	11	826,700	2,834,100	1,321,200
Gold bonds, net of discount	13	3,130,100	3,078,100	2,872,000
Capital leases	12	224,000	247,700	1,623,600
Other current liabilities		459,300	569,500	574,000
Total current liabilities		12,719,300	12,261,300	9,679,500

Non-current liabilities
Notes payable	11	2,218,300	2,406,600	837,200
Gold bonds, net of discount	13	5,979,100	6,781,000	9,857,400
Capital leases	12	609,900	649,200	1,355,600
Asset retirement obligations	10	3,953,900	3,971,400	4,090,200
Total liabilities		25,480,500	26,069,500	25,819,900

Shareholders' equity
Share capital (no par value) unlimited shares authorized;
issued and outstanding: 101,002,468 at March 31, 2011,
99,002,468 at December 31, 2010, and
83,291,133 at January 1, 2010	16	92,002,700	90,977,700	83,583,000
Contributed surplus		4,383,700	4,361,200	2,809,900
Deficit		(38,260,800)	(38,112,600)	(32,220,700)
Accumulated other comprehensive (loss) gain		(46,900)	(89,700)	45,500
Total shareholders' equity		58,078,700	57,136,600	54,217,700

Total liabilities and shareholders' equity		$83,559,200	$83,206,100	$80,037,600

On behalf of the Board of Directors:

/s/ David K. Fagin	/s/ David H. Watkins
David K. Fagin, Independent Director	David H. Watkins, Chairman
May 23, 2011	May 23, 2011

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31
(in United States dollars, except per share data, unaudited)

	Notes	2011	2010
REVENUE
Gold sales		$9,209,700	$6,086,700

EXPENSES (RECOVERIES)
Cost of sales (includes depreciation and amortization for operations)	20	7,436,900	5,853,700
Depreciation - corporate only		32,600	26,100
General and administrative		982,000	1,037,900
Exploration	2	71,800	342,900
Accretion expense		108,300	121,900
		8,631,600	7,382,500

Operating gain (loss)		578,100	(1,295,800)

OTHER INCOME (EXPENSE)
Interest income		10,900	13,200
Interest expense		(537,500)	(685,100)
Realized loss on derivatives		(250,000)	-
Unrealized (loss) gain on derivatives		(32,800)	35,300
Gain on sale of investments available-for-sale		85,000	-
Other (loss) income		(1,900)	342,900
		(726,300)	(293,700)

Net loss		(148,200)	(1,589,500)

COMPREHENSIVE (LOSS) INCOME
Unrealized losses on translating the financials
of self sustaining foreign operations		(43,600)	(38,700)
Unrealized gain (loss) on investments available-for-sale		86,400	(178,800)
Other comprehensive gain (loss)		42,800	(217,500)

Comprehensive loss		(105,400)	(1,807,000)

LOSS PER SHARE
Basic and diluted loss per share	22	$(0.00)	$(0.02)

Basic weighted-average shares outstanding		99,469,135	83,307,478
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	-

Diluted weighted-average shares outstanding		99,469,135	83,307,478

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Three Months Ended March 31
(in United States dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of		Retained	Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balance, January 1, 2010	83,291,133	$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700

Share-based compensation	-	-	-	85,200	-	85,200
Exercise of stock options	17,724	14,700	-	(14,700)	-	-
Unrealized loss on available
for sale securities	-	-	-	-	(178,800)	(178,800)
Foreign exchange loss	-	-	-	-	(38,700)	(38,700)
Net loss	-	-	(1,589,500)	-	-	(1,589,500)

Balance, March 31, 2010	83,308,857	$83,597,700	$(33,810,200)	$2,880,400	$(172,000)	$52,495,900

Balance, January 1, 2011	99,002,468	$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Share-based compensation	-	-	-	109,100	-	109,100
Unrealized gain on available
for sale securities	-	-	-	-	86,400	86,400
Debentures converted into shares (Note 16)	2,000,000	1,025,000	-	(86,600)	-	938,400
Foreign exchange loss	-	-	-	-	(43,600)	(43,600)
Net loss	-	-	(148,200)	-	-	(148,200)

Balance, March 31, 2011	101,002,468	$92,002,700	$(38,260,800)	$4,383,700	$(46,900)	$58,078,700

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31
(in United States dollars, unaudited)

	Note	2011	2010
Cash flows from operating activities:
Net loss		$(148,200)	$(1,589,500)
Adjustments to reconcile net loss to net cash and cash equivalents used in operating activities:
Depreciation - corporate only	6	32,600	26,100
Depreciation - included in cost of goods sold	20	1,388,100	1,075,900
Amortization of gold bond discount	13	156,400	207,800
Unrealized gain (loss) on derivatives		32,800	(35,300)
Gain on sales of investments available-for-sale		(85,000)	-
Share-based compensation expense	21	109,100	85,200
Accretion of asset retirement obligation	10	108,300	121,900
Changes in operating assets and liabilities:
Increase in inventories		(1,005,300)	(1,672,300)
Increase in prepaid and other assets		(661,300)	(693,000)
Increase in accounts payable and accrued liabilities		822,800	510,200
Decrease in asset retirement obligations	10	(113,700)	(116,200)
Total adjustments		784,800	(489,700)

Net cash and cash equivalents provided by (used in) operating activities		636,600	(2,079,200)

Cash flows from investing activities:
Purchases and development of property and equipment		(1,802,200)	(788,200)
Decrease (increase) in restricted cash	7	300	(26,600)
Proceeds from sale of investments available-for-sale		85,000	-

Net cash and cash equivalents used in investing activities		(1,716,900)	(814,800)

Cash flows from financing activities:
Payments on notes payable		(1,330,500)	(1,700)
Payments on gold bond	13	(906,300)	(906,200)
Payments on capital lease obligations	12	(63,000)	(425,900)

Net cash and cash equivalents used in financing activities		(2,299,800)	(1,333,800)

Effect of exchange rate changes on cash		3,200	15,000
Net decrease in cash and cash equivalents		(3,376,900)	(4,212,800)
Cash and cash equivalents, beginning of the period		9,593,200	13,060,300

Cash and cash equivalents, end of the period		$6,216,300	$8,847,500

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
For the Three Months Ended March 31
(in United States dollars, unaudited)

		2011	2010
Supplemental disclosures of cash flow information:

1.	Interest paid	$381,200	$773,700

Supplemental disclosures on noncash investing activity:

1.	Capitalized leases for Briggs mining equipment	$-	$1,417,900

2.	Marketable securities received for option payments	$196,800	$196,900

3.	Embedded derivative fair value	$-	$572,300

4.	Depreciation processed through inventory	$1,388,100	$1,075,900

Supplemental disclosures on noncash financing activities:

1.	Issued 17,724 shares for exercise of options	$-	$14,700

2.	Issued 2,000,000 shares for debentures converted into shares	$938,400	$-

The accompanying notes are an integral part of these financial statements.

ATNA RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS

1.	Nature of operations and liquidity:

Atna Resources Ltd. was incorporated for a perpetual duration under the Company Act of the Province of British Columbia, Canada, on May 30, 1984, by registration of its Memorandum and Articles under its present name. The Company’s business is to explore, acquire, develop, and mine precious metals. The corporate office is located in Golden, Colorado, USA. References to “Atna Resources”, “Atna”, and the “Company”, all mean Atna Resources Ltd. and all of the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires. Atna was originally organized in 1984 to explore for, acquire, and develop precious metals.

The Company is involved in all phases of the mining business from exploration, development drilling, feasibility studies, permitting, construction, operation and final closure of mining properties. Atna’s ongoing exploration and development efforts are focused primarily on precious metals in the Western United States (“U.S.”). The Company has conducted a portion of its mineral exploration and development activities through joint ventures with other companies.

The Company’s primary objective for 2011 is to ensure that the Briggs gold mining property (“Briggs”) meets or exceeds production and cost targets so that it would provide the necessary operating cash flow to invest in the Company’s other three core gold properties: Reward gold mining property (“Reward”), Pinson gold mining property (“Pinson”) and Columbia gold mining project (“Columbia”). Briggs is located in southeastern California and commenced gold production in May 2009 and produced 25,000 ounces of gold in 2010. During the first quarter 2011, Briggs mined gold ore that contained a total of 8,900 ounces and produced a total of 6,700 ounces of gold in doré, of which 6,600 ounces were sold at an average gold price of $1,398 per ounce.

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. In December 2010, the Company closed a C$9.2 million equity offering. Based on the Company’s current stock price, the Company expects that the exercise of stock options (“options”) and stock warrants (“warrants”) to be a potential additional source of funds during 2011.

The Company’s other significant assets include exploration joint venture agreements with Yamana Gold Inc. on the Clover property and with Golden Predator Mines Inc. on the Adelaide and Tuscarora properties. The Kendall Mine, located near Lewistown, Montana, is in the final stage of reclamation and closure activities, principally relating to a final closure Environmental Impact Study, top soil placement and water management. Reclaimed or undisturbed portions of the Kendall Mine property are currently for sale.

These financial statements have been prepared assuming the Company will continue as a going concern or in the normal course of business.

The financial statements, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on May 23, 2011. These financial statements have not been audited or reviewed by the Company’s external auditors. These financial statements are subject to amendments by management after approval by the Audit Committee and Board of Directors.

2.	Significant Accounting policies:

Adoption of IFRS

These financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The Company has adopted IFRS effective January 1, 2011. The Company’s transition date is January 1, 2010, (the “transition date”) and the opening balance sheet has been prepared in accordance with IFRS. These are the Company’s first interim financial statements prepared in accordance with IFRS. These financial statements have been prepared in accordance with the accounting policies described in Note 2. Required reconciliation under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) are located in Note 3.

Consolidation principles

The Company’s financial statements include the accounts of Atna and its consolidated subsidiaries: wholly-owned subsidiaries are: Canyon Resources Corporation; Atna Resources, Inc.; CR Briggs Corporation; CR Reward Corporation; CR Kendall Corporation and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise control over the decisions of the entity through voting rights or other agreements. For consolidated subsidiaries not wholly-owned, the net assets and net income or loss attributable to others are recorded as “non-controlling interests” in the financial statements. The financial statements have been prepared in United States dollars, except for certain note disclosures that are reported in Canadian dollars.

Joint Ventures: A joint venture is a business agreement in which parties agree to develop, for a finite time, a new entity and new assets by contributing equity. The joint venture partners exercise joint control, based on the terms of the agreement, over the entity (“JCE”) or the assets (“JCA”) of the entity. A JCE is a joint venture that establishes a jointly controlled entity that shares the entity’s net operating results. JCEs are accounted for using the equity method of accounting. A JCA is a joint venture where the partners jointly control the assets contributed, share proportionately in production and no entity has been established. JCAs are accounted for using proportionate consolidation of the balance sheet, operations and cash flows.

Segment Reporting

The Company currently does not provide segment reporting. The Company’s Chief Executive Officer (“CEO”) is the primary strategic decision maker for the Company. The CEO currently makes strategic decisions based on the consolidated results of the Company. The Company has one operating mine which provides the bulk of the operating cash flows for sustaining the Company’s other operations. It is anticipated that when the Company has multiple operating mines that the mining operations would form a separate reporting segment.

Management estimates and assumptions

Certain amounts included in or affecting the Company’s financial statements and related disclosures must be estimated, requiring that certain assumptions be made with respect to values or conditions that cannot be made with certainty at the time the financial statements are prepared. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by these estimates. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to  mineral reserves that are the basis for future cash flow estimates and units-of-production amortization determination; determination of deferred stripping costs related to development and production operations at Briggs; completion of technical and feasibility studies, calculation of gold inventory, recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; asset impairments (including estimates of future cash flows); fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; future tax liabilities; contingencies and litigation.

Inventories

Inventory classifications include stockpiled gold ore, gold-in-process, gold in doré (finished goods) and materials and supplies inventory. The company’s inventories are recorded at the lower of weighted average cost or market. The stated values of all gold inventories include direct production costs and applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs for the corporate office are not included in any inventories. Writedowns of inventory are reported in current period costs. Writedowns of inventory on hand are reversed in the event that there is a subsequent increase in net realizable value.

Stockpiled ore represents gold ore that has been extracted from the mine and is waiting for crusher processing. Gold-in-process inventory represents material that is currently being treated on the leach pad and in the gold processing plant to extract the contained gold and to transform it into a saleable product. Finished goods inventory is composed of saleable gold in the form of doré bars that have been poured and shipped but where title has not passed to the buyer.

Materials and supplies inventories consist mostly of equipment parts, fuel and lubricants and reagents consumed in the mining and ore processing activities.

Exploration expenditures

The following schedule provides details of the Company’s exploration expenditures for the three months ended March 31:

	2011	2010
Exploration expenditures:
Briggs	$258,400	$36,500
Pinson	53,600	222,800
Columbia	12,000	15,300
Clover	-	65,000
Other	2,200	3,300

Total exploration expenditures	326,200	342,900

Less: Capitalized exploration:
Briggs informational drilling and related expenditures	254,400	-

Exploration expense on statement of operations	$71,800	$342,900

Exploration expenditures relate to the costs of locating, defining and evaluating deposits of mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling and other work related to the search for mineralized material.

Exploration expenditures are capitalized if management determines that the expenditures are probable of having future economic benefits. Drilling and assessment costs to further develop proven and probable ore reserves are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detail geological and geostatistical modeling; and feasibility study. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development costs.

Deferred Stripping Costs: The cost of removing barren waste rock during the pre-productions phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests and amortized using the unit-of-production (“UOP”) amortization method. Cash flows are included in investing activities.

The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” costs. Production stripping costs are amortized using the UOP amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves. Cash flows are included in operating activities.

Certain assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

Impairment evaluations

Producing mines, property costs, capitalized exploration, intangible assets and any other significant non-financial assets tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit or “CGU”) for measuring recoverable amounts. The recoverable amount is the higher of an asset’s fair value less selling costs and value-in-use. The value-in-use is the present value of the expected future cash flow of the CGU. Impairment is recognized in the statement of operations for the amount that the asset’s carrying amount exceeds its recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and that the assets are no longer impaired as a result.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issue costs incurred. Debt issue costs are deferred and amortized using the effective interest rate method.

Revenue recognition

The Company produces gold in doré form and ships the doré to a refinery for further processing. For a financing fee the Company can sell the gold immediately after acceptance by the refinery. Revenues are recognized when title and risk of ownership passes to the buyer which is determined by the gold sales contract.

Financial instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table reflects that the Company’s current carrying values have been adjusted to estimated fair value at the end of each period. In all cases estimated fair value and carrying value are the same:

			March 31,	December 31,	January 1,
			2011	2010	2010
			Estimated	Estimated	Estimated
	Category	Level	Fair Value	Fair Value	Fair Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	6,216,300	9,593,200	13,060,300
Restricted cash	Loans and receivable	1	5,061,400	5,064,500	4,076,100
Investments	Available-for-sale	1	292,000	-	267,700
Total financial assets			11,569,700	14,657,700	17,404,100

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	5,304,300	2,921,900	2,376,200
Derivative liabilities	Held-for-trading	2	2,564,400	2,531,600	547,600
Notes payable	At amortized cost	2	3,045,000	5,240,700	2,158,400
Gold bonds, net of discount	At amortized cost	2	9,109,200	9,859,100	12,729,400
Capital leases	At amortized cost	n/a	833,900	896,900	2,979,200
Total financial liabilities			20,856,800	21,450,200	20,790,800

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis by level within the fair value hierarchy:

	March 31, 2011	December 31, 2010	January 1, 2101
	Level 3	Level 3	Level 3

Liabilities:
Asset retirement obligations	4,623,700	4,619,300	5,029,100

The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy, there were no level 1 or level 2 fair value estimates. See Note 10 for additional information.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management applies policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,439 based on the London PM Fix as of March 31, 2011. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand, world geopolitical events and economic conditions.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instrument (the “Gold Bonds”). On December 9, 2009, the Company closed a private placement (the Gold Bond Financing”) of $14.5 million of Gold Bonds. The Company fair values its derivative positions and does not employ hedge accounting. See notes 9 and 13 for more information on gold derivative contracts.

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the level of impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our counterparty. The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of March 31, 2011 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

Asset retirement obligations

Asset Retirement Obligations, environmental reclamation and closure liabilities are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the accrual.

Share-based compensation

Under the company’s common share option program (see Note 21), common share options may be granted to executives, employees, consultants and non-employee directors. Share-based compensation expenses are recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheet.

The expense is based on the fair values of the option at the time of grant and is recognized over the estimated vesting periods of the respective options. Consideration paid to the Company upon exercise of options is credited to share capital. Expense adjustments for terminations during the vesting period are recorded using an estimated forfeiture rate based on historical data and adjusted to actual quarterly.

Income taxes

Income taxes comprise the provision for (or recovery of) taxes actually paid or payable and for future taxes. Future income taxes are computed using the asset and liability method whereby future income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Future income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. In estimating future income tax assets, a valuation allowance is provided to reduce the future tax assets to amounts that are more likely than not to be realized.

Foreign currency translation

The Company operates primarily in the U.S. The functional currency of the Company’s U.S. subsidiaries is the USD and the functional currency of Atna Resources Ltd. is the CAD. The carrying value of monetary assets and liabilities are translated to U.S. dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary assets and liabilities are translated at the rate of exchange prevailing when the assets were acquired or the liabilities assumed.  Revenue and expense items are translated at the average rate of exchange during the period.  All resulting translation gains or losses are included as a separate component of other comprehensive income.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

3.	Transition to IFRS:

Summary of exemptions and elections

IFRS 1 provides many exemptions and elections that help to facilitate the transition to IFRS. The Company has chosen to apply certain of the optional exemptions from full retrospective application of IFRS. A summary of the optional exemptions applied are as follows:

Business combinations: The Company has elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated past business combinations that took place prior to the transition date.

Fair value or revaluation as deemed cost: The Company has elected to not re-measure any of its PP&E at fair value or revaluation amounts as deemed cost as of the transition date previously determined under Canadian GAAP.

Cumulative translation adjustments: The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the transition date and record the balance in retained earnings.

Reconciliations of financial information reported under Canadian GAAP to IFRS

Reconciliations of consolidated balance sheet
(in United States dollars, unaudited)

	At the IFRS transition date January 1, 2010
		Canadian	Effect of transition to
	Reference	GAAP	IFRS	IFRS

Total current assets	a	$21,331,700	$(287,000)	$21,044,700
Total non-current assets	b	58,525,600	467,300	58,992,900

Total assets		$79,857,300	$180,300	$80,037,600

Total current liabilities		$9,679,500	$-	$9,679,500
Total non-current liabilities		16,140,400	-	16,140,400

Total liabilities		25,819,900	-	25,819,900

Total shareholder equity	c	54,037,400	180,300	54,217,700

Total liabilites and shareholders' equity		$79,857,300	$180,300	$80,037,600

	At March 31, 2010
		Canadian	Effect of transition to
	Reference	GAAP	IFRS	IFRS

Total current assets	a	$20,137,300	$(1,144,600)	$18,992,700
Total non-current assets	b	58,565,800	1,587,700	60,153,500

Total assets		$78,703,100	$443,100	$79,146,200

Total current liabilities		$11,280,300	$-	$11,280,300
Total non-current liabilities		15,370,000	-	15,370,000

Total liabilities		26,650,300	-	26,650,300

Total shareholder equity	c	52,052,800	443,100	52,495,900

Total liabilites and shareholders' equity		$78,703,100	$443,100	$79,146,200

	At December 31, 2010
		Canadian	Effect of transition to
	Reference	GAAP	IFRS	IFRS

Total current assets	a	$23,841,600	$(1,408,000)	$22,433,600
Total non-current assets	b	56,279,300	4,493,200	60,772,500

Total assets		$80,120,900	$3,085,200	$83,206,100

Total current liabilities		$12,261,300	$-	$12,261,300
Total non-current liabilities		13,808,200	-	13,808,200

Total liabilities		26,069,500	-	26,069,500

Total shareholder equity	c	54,051,400	3,085,200	57,136,600

Total liabilites and shareholders' equity		$80,120,900	$3,085,200	$83,206,100

Reconciliations of consolidated statement of operations
(in United States dollars, unaudited)

		Three Months	Twelve Months
		Ended	Ended
		March 31,	December 31,
	Reference	2010	2010

Net loss as reported under Canadian GAAP		$(1,852,300)	$(8,796,800)
Capitalized production phase stripping costs	d	262,800	2,904,900

Net loss as reported under IFRS		$(1,589,500)	$(5,891,900)

Loss per share:
Basic and diluted (loss) income per share
reported under Canadian GAAP		$(0.02)	$(0.10)
Effect of capitalized production phase stripping costs		-	0.03

Basic and diluted (loss) income per share		$(0.02)	$(0.07)

Reconciliations of consolidated statement of shareholders’ equity
(in United States dollars, unaudited)

	At the IFRS transition date January 1 2010
					Accumulated
					Other	Total
		Share Capital		Contributed	Comprehensive	Shareholders'
	Reference	Amount	Deficit	Surplus	Gain (Loss)	Equity

As reported under Canadian GAAP		$83,583,000	$(34,020,000)	$2,809,900	$1,664,500	$54,037,400

Reset of cumulative translation losses	e	-	1,619,000	-	(1,619,000)	-
Capitalized production phase stripping costs	c	-	180,300	-	-	180,300

As reported under IFRS		$83,583,000	$(32,220,700)	$2,809,900	$45,500	$54,217,700

	At March 31, 2010
					Accumulated
					Other	Total
		Share Capital		Contributed	Comprehensive	Shareholders'
	Reference	Amount	Deficit	Surplus	Gain (Loss)	Equity

As reported under Canadian GAAP		83,597,700	(35,872,300)	2,880,400	1,447,000	52,052,800

Reset of cumulative translation losses	e	-	1,619,000	-	(1,619,000)	-
Capitalized production phase stripping costs	c	-	443,100	-	-	443,100

As reported under IFRS		83,597,700	(33,810,200)	2,880,400	(172,000)	52,495,900

	At December 31, 2010
					Accumulated
					Other	Total
		Share Capital		Contributed	Comprehensive	Shareholders'
	Reference	Amount	Deficit	Surplus	Gain (Loss)	Equity

As reported under Canadian GAAP		$90,977,700	$(42,816,800)	$4,361,200	$1,529,300	$54,051,400

Reset of cumulative translation losses	e	-	1,619,000	-	(1,619,000)	-
Capitalized production phase stripping costs	c	-	3,085,200	-	-	3,085,200

As reported under IFRS		$90,977,700	$(38,112,600)	$4,361,200	$(89,700)	$57,136,600

Reconciliations of consolidated statement of cash flows
(in United States dollars, unaudited)

	Three Months Ended March 31, 2010
		Canadian	Effect of transition to
	Reference	GAAP	IFRS	IFRS

Net income	a,b	$(1,852,300)	$262,800	$(1,589,500)
Increase in inventories	a,b	$(2,529,900)	$857,600	$(1,672,300)
Decrease (increase) in prepaid and other assets	a,b	$427,400	$(1,120,400)	$(693,000)
Other adjustments to reconcile net income to net cash used in operating activities		$1,875,600	$-	$1,875,600
Operating activities		$(2,079,200)	$-	$(2,079,200)
Investing activities		$(814,800)	$-	$(814,800)
Financing activities		$(1,333,800)	$-	$(1,333,800)

	Twelve Months Ended December 31, 2010
		Canadian	Effect of transition to
	Reference	GAAP	IFRS	IFRS

Net income	a,b	$(8,796,800)	$2,904,900	$(5,891,900)
Increase in inventories	a,b	$(5,059,200)	$1,121,000	$(3,938,200)
Decrease (increase) in prepaid and other assets	a,b	$414,700	$(4,025,900)	$(3,611,200)
Other adjustments to reconcile net income to net cash used in operating activities		$8,700,500	$-	$8,700,500
Operating activities		$(4,740,800)	$-	$(4,740,800)
Investing activities		$(2,000,200)	$-	$(2,000,200)
Financing activities		$3,261,100	$-	$3,261,100

References

a)
The IFRS adjustment to current assets is related to the capitalized production phase stripping costs impact on gold inventory balances. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

b)
The IFRS adjustment to non-current assets is related to the capitalized production phase stripping costs impact on property, plant, mine development and mineral interest balances. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

c)
The IFRS adjustment to shareholders’ equity is related to the capitalized production phase stripping costs impact on cost of sales. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

d)
The IFRS adjustment to net loss is related to the capitalized production phase stripping costs impact on cost of sales. See deferred stripping costs in Note 2 for the Company’s policy statement related to the IFRS treatment of production phase stripping costs.

e)	The Company has elected to zero out the ending balance in the accumulated cumulative translation account as of the transition date and record the balance in retained earnings.

4.	Investments available-for-sale:

Investments available-for-sale are recorded at fair value at each reporting period. Changes in fair value are recorded in equity as other comprehensive income or loss and purchases and sales are reported as investing activities in cash flows. As of March 31, 2011 and December 31, 2010, the fair values of the investments were $0.3 million and nil. The changes in fair value for the three months ended March 31, 2011 and 2010 were a gain of $0.1 million and a loss of $0.2 million respectively and were recorded in other comprehensive income.

5.	Gold inventories:

Gold inventories are carried at the lower of weighted average cost or net realizable value less estimated costs of completion, and this calculation is performed at the end of every fiscal quarter.

Gold inventories consisted of the following categories:

	March 31,	December 31,	January 1,
	2011	2010	2010
Ore stockpile	$593,500	$428,900	$535,400
Leach pad	10,337,500	9,239,300	5,101,100
Process plant and refinery	1,680,900	1,560,400	1,012,700

Total gold inventories	$12,611,900	$11,228,600	$6,649,200

Total inventory cost in cost of goods sold	$7,436,900	$26,846,000	$8,945,700

Lower of cost or market adjustments	$-	$-	$-

6.	Property, plant, mine development, and mineral interests, net:

		As of March 31, 2011
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$23,595,800	$7,570,600	$16,025,200
Mine development	UOP	7,107,900	1,359,800	5,748,100
Deferred stripping	UOP	3,947,400	1,269,300	2,678,100
Mineral interest	UOP	28,870,200	1,843,100	27,027,100
Asset retirement cost	UOP	543,600	144,800	398,800

		$64,064,900	$12,187,600	$51,877,300

		As of December 31, 2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$22,882,400	$6,488,900	$16,393,500
Mine development	UOP	4,623,100	1,164,100	3,459,000
Deferred stripping	UOP	3,947,400	1,089,000	2,858,400
Mineral interest	UOP	28,676,200	1,581,400	27,094,800
Asset retirement cost	UOP	543,600	113,200	430,400

		$60,672,700	$10,436,600	$50,236,100

		January 1, 2010
	Depreciation	Asset Value	Accumulated	Net Book
	Method	at Cost	Depreciation	Value
Buildings and equipment	1 - 5 Years SL	$19,914,700	$2,937,400	$16,977,300
Mine development	UOP	4,277,600	317,100	3,960,500
Deferred stripping	UOP	3,947,400	297,400	3,650,000
Mineral interest	UOP	28,338,600	431,800	27,906,800
Asset retirement cost	UOP	543,600	-	543,600

		$57,021,900	$3,983,700	$53,038,200

The increase in buildings and equipment cost from the prior period was due primarily to an increase in mining equipment related to Briggs.  Amortization of buildings and equipment, mine development, and mineral interest commenced at the beginning of the third quarter 2009 when the mine entered the production phase.

A rollforward of property, plant, mine development, and mineral interests, net, for the three months ended March 31, 2011:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2011	$26,801,300	$9,126,900	$9,031,400

Acquisition/development capitalized	3,198,100	193,500	-
Depreciation and Amortization	(1,718,400)	(5,000)	-
Dispositions	-	-	-
Effect of foreign rate change	-	-	-
Net change in the period	1,479,700	188,500	-

Ending balance, March 31, 2011	$28,281,000	$9,315,400	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2011	$418,900	$4,857,600	$50,236,100

Acquisition/development capitalized	-	-	3,391,600
Depreciation and Amortization	(17,200)	(10,400)	(1,751,000)
Dispositions	-	-	-
Effect of foreign rate change	-	600	600
Net change in the period	(17,200)	(9,800)	1,641,200

Ending balance, March 31, 2011	$401,700	$4,847,800	$51,877,300

A rollforward of property, plant, mine development, and mineral interests, net, for the twelve months ended December 31, 2010:

	Briggs (a)	Reward (b)	Columbia (c)
Beginning balance, January 1, 2010	$29,884,300	$8,626,300	$9,031,400

Acquisition/development capitalized	3,770,100	454,100	-
Depreciation and Amortization	(6,701,200)	-	-
Dispositions	(151,900)	-	-
Effect of foreign rate change	-	-	-
Net change in the period	(3,083,000)	454,100	-

Ending balance, December 31, 2010	$26,801,300	$9,080,400	$9,031,400

	Pinson (d)	Other (e)	Total
Beginning balance, January 1, 2010	$412,700	$5,083,500	$53,038,200

Acquisition/development capitalized	75,000	92,900	4,392,100
Depreciation and Amortization	(68,800)	(50,800)	(6,820,800)
Dispositions	-	(222,600)	(374,500)
Effect of foreign rate change	-	1,100	1,100
Net change in the period	6,200	(179,400)	(2,802,100)

Ending balance, December 31, 2010	$418,900	$4,904,100	$50,236,100

(a)	Briggs Mine, California:

Briggs is located on the west side of the Panamint Range near Death Valley, California. CR Briggs Corporation is a wholly-owned subsidiary of Canyon, which is wholly-owned by Atna. The Company owns or controls 100 percent of Briggs. Briggs restarted mining operations in early 2009 and the production phase began in July 2009. In addition to Briggs, there are four satellite properties located approximately four miles north of Briggs. These satellite properties are known as the Cecil R, Jackson, Mineral Hill and Suitcase.

(b)	Reward Project, Nevada:

Reward is located in Nye County about 5.5 miles south-southeast of Beatty, Nevada. Most of the property is subject to a three percent NSR royalty. Reward has received all major permits required to initiate development activities. Phase 1 development work has commenced at Reward and the Reward capitalized assets are not currently being depreciated.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. The patented claims are subject to NSR royalties that range from zero percent up to 6 percent.

In June 2008, the Company acquired certain additional claims at Columbia in order to consolidate the land package containing the known body of mineralization. The acquisition cost for the claims totaled $1.0 million and consisted of an equal amount of cash and common shares of Atna. The Seller retained a four percent net smelter return royalty on the claims purchased. The Columbia assets are not currently being depreciated.

(d)	Pinson Property, Nevada:

Pinson is a joint venture property with Pinson Mining Company, a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE: ABX). The Company has a 30 percent interest, and the property is subject to royalties that vary from 3.5 percent to 7.5 percent. The carrying value represents the amortized cost of various buildings and equipment. The Pinson capitalized assets relate to buildings which are currently being depreciated.

(e)	Other Properties:

Clover Property, Nevada: The Clover property has a capitalized balance of $0.1 million. In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100 percent interest in 22 claims known as the Clover property. The claims are subject to a 3 percent NSR royalty, which can be purchased for $1.0 million per percentage point. The Clover property is subject to a finder’s fee capped at $0.5 million of which $0.1 million has been paid with annual payments of $30,000.

On November 28, 2006, the Company signed an Earn-in Agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent Yamana must make payments totaling $0.6 million to the Company and complete exploration work totaling $3.3 million over a 4 year period unless extended. Atna has received all required payments from Yamana. Exploration work commitments remaining under the agreement amount to approximately $2.0 million. The Clover property capitalized assets are not currently being depreciated.

Mineral Rights, Montana: The Company owns a package of approximately 900,000 acres of widely distributed fee mineral rights in the state of Montana. The mineral rights capitalized values are not currently being depreciated.

Adelaide and Tuscarora Properties, Nevada: In February 2008 the Company entered an option agreement whereby Golden Predator Mines US Inc. (“Golden Predator”) a wholly-owned subsidiary of Golden Predator Corporation of Vancouver British Columbia, assumed the Company’s interest and all related commitments under the Asset Exchange Agreement in the advanced stage Adelaide and Tuscarora gold exploration properties located in Humboldt and Elko Counties in Nevada.

Pursuant to the Golden Predator agreement, the Company received 0.3 million common shares of Golden Predator Corporation in lieu of a $0.2 million option payment in February 2011. The shares were valued at the market price on the payment date. The Company may earn additional option payments through December 2011 in either cash or stock until Golden Predator meets its spending commitments under the assigned Newmont agreement or until notice of cancellation. Golden Predator has met all of its exploration commitments to date under the option agreement. The Adelaide and Tuscarora properties capitalized values are not currently being depreciated.

CR Kendall Lands, Montana: The Company owns approximately 800 acres of fee simple lands located at the Kendall Mine near Lewistown, Montana. The Company sold approximately 180 acres in May 2011. The CR Kendall lands capitalized values are not currently being depreciated.

Uranium Joint Venture, Wyoming: In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project at the end of 2010 is approximately 35 percent and Atna’s interest is 65 percent.

If Uranium One does not earn up to a 51 percent position, then the Company will assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the existing Exploration, Development and Mine Operating Agreement will remain effective and the partners’ operating interests will be set in proportion to the amount of their respective expenditures. The Uranium joint venture capitalized values are not currently being depreciated.

7.	Restricted cash:

Restricted cash related to bond and surety deposits related to environmental obligations and consist of the following:

	March 31,	December 31,	January 1,
	2011	2010	2010
Kendall reclamation property (a)	$2,340,100	$2,339,000	$2,328,900
Briggs Mine (b)	1,913,300	1,911,800	1,638,500
Columbia property (c)	65,300	64,600	64,600
Reward Project (d)	738,200	738,600	33,700
Other properties	4,500	10,500	10,400

Total restricted cash - Non-current	$5,061,400	$5,064,500	$4,076,100

Mark to Market adjustment included above	$(2,800)	$-	$-

(a) Held directly by the Montana Department of Environmental Quality (“DEQ”).

(b) Held in bank accounts benefiting the surety and cash on deposit with Inyo County, California.

(c) Held directly by the Montana DEQ for reclamation of exploration activities.

(d) Held in a bank account benefiting the surety.

8.	Production stripping costs:

The following schedule provides a rollforward of the carrying values for production stripping costs for the three months ended March 31, 2011 and twelve months ended December 31, 2010:

	March 31	December 31
	2011	2010
Balance, beginning of the period	$4,493,200	$467,300
Production stripping costs capitalized	1,101,300	4,481,300
Amortization	(452,000)	(455,400)

Balance, end of the period	$5,142,500	$4,493,200

9.	Financial instruments:

Cash and cash equivalents, receivables and restricted cash: Carrying amounts approximate fair value based on the short-term maturity of those instruments. Cash equivalents are those instruments that have original maturities of 90 days or less.

Non-current liabilities: See Notes 9, 10, 11, 12 and 13 for details on non-current liabilities.

Derivatives: As of March 31, 2011 the Company has the following gold derivatives outstanding:

	US$	Expiry Date				US$
Derivative Contracts	Strike Price	2011	2012	2013	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	2,443	3,257	3,257	8,957	$2,564,400
Embedded derivative (Note 12)

The Company has recorded a $2.6 million and $2.5 million derivative liability on its open derivative positions as of March 31, 2011 and December 31, 2010. During the three months ended March 31, 2011 there was less than $0.1 million of unrealized loss and $0.2 million of realized loss on gold derivative instruments recorded in the consolidated statements of operations. During the three months ended March 31, 2010 there was less than $0.1 million of unrealized gain and no realized gain or loss on gold derivative instruments recorded in the consolidated statements of operations.

The March 31, 2011 fair values of the outstanding derivatives were determined using the following weighted average assumptions:

	US$	Discount	Remaining	Forward
Hedging Contract	Strike Price	Rate	Life (Years)	Rate
Gold bond forwards	$1,113	12%	1.4	1.1%
Embedded derivative (Note 12)

Gold Price - end of period	$1,439

The Company’s open hedge positions as of March 31, 2011, consist solely of the gold participating bonds (“Gold Bonds”). The Gold Bonds will be repaid by delivering 8,957 remaining ounces of gold on a quarterly basis over the remaining 2.75 years expiring on December 31, 2013. The remaining gold forward sales position related to the Gold Bonds expire quarterly from June 30, 2011 to December 31, 2013 at a rate of 814 ounces per quarter. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At March 31, 2011, the outstanding hedge position covers less than 10 percent of the annual forward looking gold production from the Briggs Mine.

Under the terms of the gold bond forwards (embedded derivative contracts) in the gold bond agreements, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using the Company’s unsecured market interest rate of 12 percent.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on March 31, 2011 of $1,439. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

10.	Asset retirement obligations:

At the end of each period, Asset Retirement Obligations (“ARO”) are equal to the present value of all estimated future costs required to remediate any environmental disturbances that exist as of the end of the period, using discount rates applicable at the time of initial recognition of each component of the liability. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and ongoing post-closure environmental monitoring costs. While the majority of these costs will be incurred near the end of the mines’ lives, it is expected that certain ongoing reclamation costs will be incurred prior to mine closure. These costs are recorded against the asset retirement obligation liability as incurred. The liability recognized in 2010 was discounted using the Company’s credit adjusted risk free rate of 5.9 percent. Amounts recorded in prior years were discounted at rates ranging from 6 percent to 13 percent.  The inflation rates used in the calculations were 1.5 percent for the year ended December 31, 2010 and ranged from 2.4 percent to 4.1 percent in prior years. The schedule of payments to settle the ARO liability will occur over the life of the operating assets, which currently runs through 2022.

The following schedule provides rollforward of the carrying values for asset retirement obligations for the three months ended March 31, 2011 and twelve months ended December 31, 2010:

	March 31	December 31
	2011	2010
Balance, beginning of the period	$4,619,300	$5,029,100
Settlements	(113,700)	(507,300)
Accretion expense	108,300	487,500
Change in estimate	-	(410,500)
Effect of exchange rate on activity	9,800	20,500
Balance, end of the period	4,623,700	4,619,300
Less: asset retirement obligations - current	669,800	647,900

Asset retirement obligations - non-current	$3,953,900	$3,971,400

At Kendall the asset retirement obligation of $2.2 million is based on the estimated costs for capping and seeding, construction and maintenance of water treatment system and costs to maintain property during reclamation period. At Briggs the asset retirement obligation of $2.0 million is based on the estimated costs for contouring, seeding and fertilizing of waste dumps; facility dismantling; contouring and seeding of leach pads; water management; and plant site. The remaining asset retirement obligations relate to the estimated costs to reclaim exploration drilling activities.

11.	Notes payable:

The following provides a rollforward of notes payable for the three months ended March 31, 2011 and twelve months ended December 31, 2010:

	March 31	December 31
	2011	2010
Balance, beginning of the period	$5,240,700	$2,158,400
Capital Lease Refinance	-	3,162,100
Principal payments	(1,306,000)	(183,100)
Conversions to equity	(943,700)	(44,600)
Other activity	54,000	147,900
Balance, end of the period	3,045,000	5,240,700
Less: notes payable - current	826,700	2,834,100

Notes payable - non-current	$2,218,300	$2,406,600

On September 23, 2010, the Company purchased $2.9 million of equipment previously recorded under capitalized leases and refinanced the transaction with $3.2 million of notes payable at an average interest rate of 5.9 percent. The notes payable balance includes approximately $0.2 million of sales tax that was capitalized. The notes payable is amortized monthly over 46 payments beginning on December 15, 2010.

On September 18, 2009, the Company closed a non-brokered private placement for C$1.5 million of secured debentures. The debentures were originally recorded as a current liability in the amount of C$1.4 million and as equity of C$0.1 million based on the residual method of accounting for the conversion feature.

On September 18, 2010, the Company extended C$1.3 million of the C$1.5 million original secured debentures, in addition C$150,000 of debentures matured and was repaid and C$50,000 was converted into equity. The collateralized (by the assets of the Company) debentures require interest payments at the rate of 12 percent per year. The debentures are recorded as a current liability as of December 31, 2010 in the amount of C$1.2 million. The Company called the debentures on March 10, 2011 and C$1.0 million were converted in to 2.0 million shares of common stock and C$0.3 million was repaid.

Included in the beginning balance was $0.8 million of uncollateralized debentures that require quarterly interest payments at the rate of six percent per year, and the holders had the right to convert principal to common shares of the Company, subject to adjustments for share splits, reverse splits, and changes of control, at any time at a conversion rate of $4.31 per common share. The $0.8 million balance was fully repaid on March 1, 2011.

Interest expense on notes payable for the three months ended periods of March 31, 2011 and 2010 were both less than $0.1 million, none of which was capitalized.

12.	Capital leases:

The following schedule provides a rollforward of capital leases for the three months ended March 31, 2011 and twelve months ended December 31, 2010:

	March 31	December 31
	2011	2010
Balance, beginning of the period	$896,900	$2,979,200
New Leases	-	2,248,200
Payments applied to principal	(63,000)	(1,314,000)
Lease Refinance (see notes payable)	-	(2,935,700)
Transfer to Notes Payable	-	(80,800)
Balance, end of the period	833,900	896,900
Less: capital leases - current	224,000	247,700

Capital leases - non-current	$609,900	$649,200

The cost of leased assets was $1.1 million and $1.1 million as of March 31, 2011 and December 31, 2010. Depreciation expense was nil and $0.2 million for the three months ended March 31, 2011 and 2010. Accumulated depreciation of leased assets was $0.2 million and $0.1 million as of March 31, 2011 and December 31, 2010. Interest expense for the three months ended March 31, 201 and 2010 were both less than $0.1 million. Interest rates on leased assets ranged from five to ten percent.

13.	Gold Bonds:

The following provides a rollforward of the Gold Bonds and related discounts for the three months ended March 31, 2011:
		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, beginning of the period	$10,875,000	$(643,900)	$(372,000)	$9,859,100
Issuances	-	-	-	-
Payments	(906,300)	-	-	(906,300)
Amortization	-	99,100	57,300	156,400
Balance, end of the period	9,968,700	(544,800)	(314,700)	9,109,200
Less: gold bonds - current				3,130,100

Gold bonds - non-current				$5,979,100

The following provides a rollforward of the Gold Bonds and related discounts for the twelve months ended December 31, 2010:

		Discount
		Transaction	Embedded
	Gold Bonds	Costs	Derivative	Total
Balance, beginning of the period	$14,500,000	$(1,122,100)	$(648,500)	$12,729,400
Issuances	-	-	-	-
Payments	(3,625,000)	-	-	(3,625,000)
Amortization	-	478,200	276,500	754,700
Balance, end of the period	10,875,000	(643,900)	(372,000)	9,859,100
Less: gold bonds - current				3,078,100

Gold bonds - non-current				$6,781,000

On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The Gold Bond Financing limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to not create any further indebtedness at the Biggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.2 million and $0.2 million during the three months ended March 31, 2011 and 2010. The derivative liability recorded related to the Gold Bond amounted to $2.6 million and $2.5 million as of March 31, 2011 and December 31, 2010.

The embedded derivative has been separated from the gold bonds and is the result of the gold bonds being amortized by the Company delivering 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold (see note 8). The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was a loss of less than $0.1 million and $0.2 million for the three month period ended March 31, 2011 and 2010, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. Realized losses related to the quarterly payments during the three month periods ended March 31, 2011 and 2010 resulted in a loss of $0.2 million and nil, which were recorded in the consolidated statements of operations in realized losses on derivatives.

Total interest expense recorded related to the Gold Bonds was $0.4 million and $0.6 million for the three months ended March 31, 2011 and 2010, none of which was capitalized.

14.	Income taxes:

The Company recognizes future tax assets and liabilities for each tax jurisdiction based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates expected to be in effect when the taxes are paid or recovered. The Company provides a valuation allowance against future tax assets for which the Company does not consider realization of such assets to meet the required “more likely than not” standard.

At December 31, 2010, the Company has US net operating loss carryforwards (“NOL’s”) of $114 million, which expire from 2010 through 2030. Due to a change in ownership resulting from the Canyon merger, utilization of approximately $90 million of US NOL’s are subject to an IRC Section 382 annual limitation amount of approximately $1.0 million. A $43 million valuation allowance has been recorded against the tax effected US NOL’s due to the Section 382 limitation and the Company does not consider realization of such assets to meet the required “more likely than not” standard. At December 31, 2010, the Company had Canadian non-capital loss carryforwards of approximately C$1.9 million, which expire in 2029 and Canadian capital loss carryforwards of C$1.3 million with no expiry. A full valuation allowance has been provided against the Canadian net deferred tax assets.

15.	Commitments and contingencies:

(a)	Kendall Mine reclamation:

The Kendall Mine is subject to permits granted by the Montana DEQ. In February 2002, the DEQ issued a decision that a comprehensive Environmental Impact Statement (“EIS”) was needed for completion of remaining reclamation at Kendall and determined that they would prepare the EIS. The Montana DEQ has yet to complete its work on this EIS. The Company’s estimate to achieve mine closure could be impacted by the outcome of an agency decision following an EIS. The Company has on deposit with the DEQ $2.3 million in an interest bearing account for reclamation at the Kendall Mine.

(b)	Surety bonds:

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Total bonding requirement for Reward was determined to be $5.9 million. The initial bond of $0.9 million has been posted. Initial development includes the installation of a tortoise and exclusion fence, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. In July 2010, the Company deposited $0.7 million into a collateral account related to the Phase 1 surety bond.  All surety bonds are subject to annual review and adjustment.

(c)	Asset exchange agreement:

The Adelaide and Tuscarora properties were originally optioned as part of the December 2006 Asset Exchange Agreement with Newmont Capital Limited and Newmont Mining Corporation. Under this agreement, the Company has the right to spend a total of $3.0 million on both projects over five years to earn the Company’s interest in the properties. The Company also has the right to sublease either property to third parties to meet its obligations under the agreement. As of March 31, 2011, approximately $2.5 million has been spent of the $3.0 million commitment.

(d)	Lease commitments:

The Company has entered into various operating leases for office space and office equipment. As of March 31, 2011, there were future minimum lease payments of less than $0.1 million per year for the five year lease term expiring August 2015.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments expensed total approximately $0.1 million annually.

The Company is also required to pay an annual rental fee to the federal government for any holdings of unpatented mining claims, mill or tunnel site claims on federally owned lands at the rate of $140 per claim. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount will vary as claims are added or dropped. The Company is also subject to lease payments to various other owners or lessors of property. Currently, payments to these parties are inconsequential.

16.	Equity transactions:

The following provides a rollforward of the Company’s common shares outstanding for the three months ended March 31, 2011 and twelve months ended December 31, 2010:

	March 31	December 31
	2011	2010
	# of Shares	# of Shares
Balance, beginning of the period	99,002,468	83,291,133
Exercise of Options	-	247,724
Conversions of notes payable	2,000,000	111,111
Equity Offering	-	15,352,500

Balance, end of the period	101,002,468	99,002,468

On March 10, 2011, the Company called debentures and C$1.0 million of the debentures were converted into 2.0 million common shares at a conversion price of C$0.50 per share.

17.	Outstanding warrants:

The following is a summary of the outstanding warrants and weighted averages as of March 31, 2011:

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

May 25, 2011	0.2	USD$2.20	1,782,888
December 2, 2012	1.7	CAD$0.70	8,674,162

			10,457,050

There were no warrant additions, exercises or cancelations during three month period ending March 31, 2011.

18.	Certain concentrations of credit risk:

The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had any effect on the Company’s consolidated financial position or results of operations.

The Company has sold its gold and silver bullion at market prices predominantly to one or two customers during the past three years. Given the marketability and liquidity of the precious metals being sold and because of the large number of qualified buyers for gold and silver, the Company believes that upon the loss of either of its customers they could be quickly replaced without any adverse affect.

The embedded derivative in the Gold Bond was the only significant gold hedge derivative contract outstanding as of March 31, 2011, which is further explained in Note 9 and 13. Since the Gold Bond does not require further cash payments to the Company it does not generate third party credit risk to the Company. The Company believes the potential risk of default by the counterparty to be acceptable.

The profitability of the Company’s operations is dependent upon the production volume, production costs and the  market price of gold. The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

19.	Managing capital:

The Company is not currently subject to externally imposed capital requirements. As of March 31, 2011, the Company has a net debt (debt including capital leases less available cash) balance of $6.8 million. As of March 31, 2011, the Company has established a recoverable gold inventory of approximately 14,100 ounces which has a gross valued of approximately $20.3 million based on the quarter-end gold price of $1,439 per ounce. Past operating cash requirements were met through the use of a combination of asset sales, equity financings and debt. As a mining company, the Company’s primary objective in managing capital is to use its cash resources to purchase or develop mineral resources and related cash flows utilizing the least dilutive, costly and risky method available to the Company. The Company closely monitors its capital structure related to the number of shares outstanding as a result of equity financings, convertible debt issuances and stock based compensation to minimize the level of dilution while providing the highest possible shareholder value.

On March 1, 2011 the Company repaid $0.8 million in outstanding debentures on their due date.

On March 10, 2011 the Company called C$1.3 million in outstanding debentures that were due on September 18, 2011. Debenture holders converted C$1.0 million of the debentures into 2.0 million common shares and C$0.3 million was repaid.

In the future, the Company may sell assets, issue project debt or equity to finance new mines or sustain the Company’s operations. The Company monitors its cash flows available for debt service and operations on a continuous basis through the use of forecasts and comparisons of actual to budgeted results.

20.	Cost of Sales:

The following is a reconciliation of current period mining operations costs to cost of sales for the three months ended March 31:

	2011	2010
Mining operation costs (excluding depreciation and amortization)	$7,101,700	$6,402,900
Increase in gold inventory - cash costs	(1,052,900)	(1,625,100)
Mining related depreciation and amortization	1,388,100	1,075,900

Total cost of sales	$7,436,900	$5,853,700

Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), mine-site depreciation, amortization and depletion, and corporate office allocations. Costs expensed as incurred include all exploration, holding costs, corporate office costs not allocated to mine-sites, writedowns and impairments, business development costs and any other period costs not incurred directly associated with the mining operation process. There were no lower of cost or market adjustments in cost of Sales in the periods presented.

21.	Share-based compensation:

On June 7, 2010, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”). As of March 31, 2011, there were 7.2 million underlying shares outstanding under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board of Directors consisting entirely of independent directors. The maximum number of option shares issuable at any time is limited to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of March 31, 2011 there was a maximum of 10.1 million underlying shares available under the plan and 2.9 million underlying shares issuable and available for future option issuances. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Option Plan. The Board of Directors may terminate or amend the Option Plan at any time and for any reason. The Option Plan does not have a termination date but according to Toronto Stock Exchange requirements all available and unreserved securities must be approved every three years by the directors and shareholders. Subject to further amendments to the Option Plan, the shareholders will be asked to renew the Option Plan again in June 2013.

The exercise price of each stock option is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading price of its common shares on the three trading days before and including the date of the grant. The term of each stock option is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated by the Compensation Committee, if appropriate.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods for employees have typically been over a two year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to during the life of the options and therefore the expected dividend yield is nil. All of the share-based compensation expense was recorded as general and administrative costs in the consolidated statements of operations and none of which was capitalized.

The following table provides certain stock options disclosures for the three months ended March 31:

	2011	2010
Stock-based compensation expense - millions	$0.1	$0.1
Intrinsic value of options exercised - millions	$0.0	$0.0
Fair value of awards vesting - millions	$0.0	$0.0
Cash received on option exercises - millions	$0.0	$0.0
Unamortized stock-based compensation expense - millions	$0.4	$0.4

The following table summarizes the weighted-average assumptions used in determining fair values during the three months ended March 31:

	2011	2010
Grant date fair value	na	$0.24
Grant market price	na	$0.60
Ending common share price	CAD$0.55	CAD$0.60
Expected volatility	na	60%
Expected option term - years	na	2.9
Risk-free interest rate	na	1.3%
Forfeiture rate	na	5.8%
Dividend yield	0%	0%

There were no option grants in the three month period ending March 31, 2011.

Stock options

The following schedule summarizes the stock option activity for the three months ended March 31, 2010:

		Weighted		Weighted	Aggregate
		Average	Weighted	Average	Intrinsic
	Number	Exercise	Average	Remaining	Value
Outstanding Grants 2010	(000')	Price	Fair Value	Contractual Life	in Millions
Balance, beginning of the period	8,119	$0.72	$0.28	3.4	$0.4
Cancelled/Forfeited	(147)	$0.56	$0.22		$-
Expired	(800)	$1.40	$0.51		$-
Balance, end of the period	7,172	$0.66	$0.26	3.5	$0.2
Vested and exercisable, end of the period	4,931	$0.67	$0.26	3.1	$0.2
Vested and expected to vest, end of the period	7,024	$0.66	$0.26	3.5	$0.2

In May 2009, the option plan was revised to allow options to be priced in the currency that the recipient receives compensation for services. Prior to May 2009, all of the options were denominated in Canadian dollars. Beginning in December 2010, the number of options denominated in U.S. dollars represents the majority of options outstanding and it is expected that future options will be predominately issued in U.S. dollars.

22.	Earnings per share:

The Company reported net losses for the three months ended March 31, 2011 and 2010, inclusion of common share equivalents would have an antidilutive effect on per share amounts. Accordingly, the Company’s basic and diluted EPS computations are the same for the periods presented. Common share equivalents, which include share options, warrants to purchase common shares, share grants and convertible debentures, in the three months ended March 31, 2011 and 2010 that were not included in the computation of diluted EPS because the effect would be antidilutive were 17.9 million and 9.1 million, respectively.